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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES Q2 2022 PRODUCTION RESULTS

Toronto, Ontario – July 21, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce Q2 2022 production results from the Platosa Mine in Durango, Mexico.

Q2 2022 Production (compared to Q2 2021)

●	Silver-equivalent (“AgEq”) production of 545,444 oz (Q2 2021 – 487,009 AgEq oz), including:
○	Silver production of 307,494 oz (Q2 2021 – 296,013 oz)
○	Lead production of 1.6 million lb (Q2 2021 – 1.9 million lb)
○	Zinc production of 2.1 million lb (Q2 2021 – 2.5 million lb)

“We realized a solid quarter of production from Platosa in Q2,” stated Brendan Cahill, President and Chief Executive Officer. “As we reach the final stages of mining from Platosa, we see greater variability in ore produced, which affects grades and recoveries to some extent. We are continuing to mine at a consistent rate, though still foresee the wind-down of operations in the current quarter, with preparations well underway. Meanwhile, we are preparing for the commencement of our drill program at Kilgore and continue to actively pursue acquisition opportunities for producing and development stage assets in Mexico.”

Production Results

	Q2 2022	Q2 2021	6-mos 2022(3)	6-mos 2021
Tonnes Mined	21,481	21,772	36,437	42,984
Tonnes Milled	23,550	21,646	38,135	43,410
Grades
Silver (g/t)	449	489	470	506
Lead (%)	4.19	5.14	4.60	5.24
Zinc (%)	4.70	6.48	5.45	6.61
Recoveries
Silver (%)	90.4	87.0	89.7	88.4
Lead (%)	75.5	78.6	74.2	80.2
Zinc (%)	86.0	79.4	83.7	77.1
Metal Production(1)
Silver (oz)	307,494	296,013	516,875	624,760
Lead (lb)	1,644,972	1,927,048	2,864,431	4,026,790
Zinc (lb)	2,099,581	2,456,137	3,815,100	4,868,595
AgEq (oz)(2)	545,444	487,009	928,315	1,004,825
Average Realized Prices
Silver (US$/oz)	22.55	26.89	23.05	26.59
Lead (US$/lb)	0.99	0.97	1.02	0.95
Zinc (US$/lb)	1.78	1.33	1.72	1.29

1.	Subject to adjustment following settlement with concentrate purchaser.
2.	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates to calculate the revenue contribution of base metal sales during the period.
3.	The results for the six-months ended June 30, 2022 were impacted by a labour action commenced by the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) at the Platosa Mine in Durango, Mexico (the “Labour Action”). As a result, production was negligible, and no ore was processed by the Miguel Azua mill in the month of March. On April 1, 2022 the labour action was resolved and Platosa returned to full production in April.

Consistent throughput resumed in Q2 following the Labour Action at Platosa in March 2022. Production in Q2 2022 was 23,550 tonnes, 9% higher than Q2 2021.

Grades in Q2 2022 were lower than the comparative period due to the limited number of stopes available for production. Feed material primarily came from pillars and remnant zones with lower or variable grades, and higher dilution in the mined mantos.

In Q2 2022, recoveries for lead were lower than the comparative period driven primarily by a 5% higher lead-oxide ratio in Q2 2022, which contributes to lower lead recoveries in the flotation circuit. Zinc and silver recoveries were 7% and 3% higher in Q2 2022, respectively, following the rebuild of the flotation cells and modifications to reagent schemes in mid-2021.

Variances in feed grades and recoveries were primarily due to higher pillar recovery relative to stoping, which offered fewer blending opportunities.

Silver production increased due to higher recoveries in Q2 2022, while lead and zinc production decreased, mainly driven by lower feed grades and high lead-oxide ratios affecting recovery.

As previously disclosed, the Company expects to wind down operations at Platosa during Q3 2022.

Qualified Person

Paul Keller, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects in the Americas.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

info@excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 21, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer